

Mail Stop 3030

January 14, 2009

Via U.S. Mail

Mr. John F. Rein, Jr.
Chief Financial Officer
Veeco Instruments, Inc.
Terminal Drive
Plainview, New York 11803

> **Re: Veeco Instruments, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-16244**

Dear Mr. Rein:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief